UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                            No              X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                              No              X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, foreseeably on 18 March 2022, at second call, which has been published today in the daily press and on BBVA’s website (www.bbva.com).

In addition, the full texts of the proposed resolutions are enclosed herewith.

The reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website (www.bbva.com).

Madrid, 15 February 2022

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, MARCH 18, 2022

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the Company, BBVA or the Bank), at its meeting held on February 9, 2022, has agreed to call the Company’s Annual General Shareholders’ Meeting, which will be held in Bilbao, at Palacio Euskalduna, 4 Avenida Abandoibarra, on March 17, 2022, at 12.00, on first call, and on March 18, 2022, at the same location and time, on second call, in accordance with the following:

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2021.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2021.

1.3.	Approval of the allocation of results for the 2021 financial year.

1.4.	Approval of the corporate management during the 2021 financial year.

TWO.- Approval of a distribution of 23 euro cents per share from voluntary reserves as additional remuneration to shareholders for the 2021 financial year.

THREE.- Adoption of the following resolutions on the re-election and appointment of members to the Board of Directors:

3.1.	Re-election of Carlos Torres Vila.

3.2.	Re-election of Onur Genç.

3.3.	Appointment of Connie Hedegaard Koksbang.

Pursuant to paragraph 2 of article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

FOUR.- Delegation to the Board of Directors, with express powers of sub-delegation, of the power to increase the Company’s share capital, for a period of five years, up to a maximum amount corresponding to 50% of the share capital, delegating in turn the power to exclude preemptive subscription rights, although this power will be limited to 10% of the Bank’s share capital in the terms described in the proposed resolutions, as well as the power to amend the corresponding article of the Bylaws.

FIVE.- Delegation to the Board of Directors, with express powers of sub-delegation, of the power to issue convertible securities into Company shares, for a period of five years, up to a maximum amount of SIX BILLION EUROS (EUR 6,000,000,000), delegating in turn the power to exclude preemptive subscription rights in such securities issues, although this power will be limited to 10% of the Bank’s share capital in the terms described in the proposed resolutions, as well as the power to increase the share capital in the required amount and to amend the corresponding article of the Bylaws.

SIX.- Authorization for the Company to carry out the derivative acquisition of its own shares, directly or through Group companies, setting the limits or requirements thereon and conferring on the Board of Directors the powers necessary to execute the acquisition, rendering without effect the unused portion of the authorization given at the General Shareholders’ Meeting held on March 16, 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SEVEN.- Approval of the reduction of the share capital of the Bank in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction on one or more occasions.

EIGHT.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

NINE.- Appointment of the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the 2022, 2023 and 2024 financial years.

TEN.- Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting.

ELEVEN.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

*    *    *    *    *    *

HEALTH MEASURES, CAPACITY LIMITATION AND RECOMMENDATION FOR REMOTE PARTICIPATION IN THE GENERAL MEETING

Due to the exceptional circumstances existing at the time of this call, resulting from the COVID-19 pandemic, and with the aim of protecting the health and safety of shareholders, employees and all other persons attending the General Meeting, the Company recommends that all shareholders use the means established for this General Meeting to vote and delegate proxies remotely, prior to it being held, or to attend it remotely, avoiding, as far as possible, physical attendance at the scheduled venue of the General Meeting.

However, shareholders or proxies who wish to attend the General Meeting in person, despite this recommendation, should note that there is a safety protocol that must be followed in order to access the venue, published on the Bank’s corporate website (www.bbva.com). This safety protocol may be updated up until the date of the General Meeting with any other measures or recommendations issued in this regard by the competent authorities.

The Company will inform shareholders, also through the Company’s corporate website (www.bbva.com), of the limitations and restrictions that could be imposed by the competent authorities on the capacity of the scheduled venue of the General Meeting or any other limitations and restrictions which may be agreed by the Company’s Board of Directors due to health safety reasons. Once the capacity limit of the scheduled venue has been reached, taking into account the limitations or restrictions in force, if applicable, it will not be possible to enter the venue of the General Meeting.

Shareholders or their representatives who wish to attend the General Meeting in person are requested to consult, prior to the meeting, the information on capacity limitations or other circumstances that may be published by the Company on the corporate website (www.bbva.com) in order to avoid that in the event that it is not possible to gain access to the venue where the General Meeting is to be held it may also not be possible to attend remotely through the channels set up for this purpose due to the deadlines and procedures, which are described further on in this call notice, having elapsed.

Notwithstanding the foregoing, shareholders are informed that the General Meeting will be broadcasted on the Company’s corporate website (www.bbva.com).

SUPPLEMENT TO THE CALLING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing, at least, three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office, at Plaza de San Nicolás, 4, 48005, Bilbao, within five days following publication of this calling.

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting register at least five days before the scheduled date of the General Meeting.

As the Annual General Meeting is likely to be held on second call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have shares registered in their name no later than March 13, 2022 in order to be able to participate in and vote at the Meeting.

The Company will issue a personalized attendance card indicating the number of shares held to each shareholder entitled to attend who so requires it, giving them access to the venue where the General Meeting is to be held. Requests may be sent to the Shareholder Office, or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch in Spain.

Holders of fewer than 500 shares may group together to reach or exceed the required number, and name a representative. To do this, shareholders must request the corresponding group card, available at any BBVA branch in Spain.

In order to confirm the identity of shareholders, or their valid proxies, on entering the venue where the General Meeting is to be held, attendees will be asked to present their attendance card, documents verifying their status as proxy, where applicable, and their Spanish national identity document or any other official document generally accepted for such purposes.

REMOTE ATTENDANCE

The Company has agreed that, in accordance with Article 21 of its Company’s Bylaws, as an additional mechanism for participation in the General Meeting, attendance may also take place via remote means.

Remote attendance will take place through the Remote Attendance Portal, accessible via the Company’s corporate website (www.bbva.com) and online banking website (www.bbva.es), in accordance with the timeframes and in the format described below. It is envisaged that the General Meeting will be broadcasted live on the Company’s corporate website (www.bbva.com).

In order to verify the identity of the attendees at the General Meeting, and to guarantee that shareholders can properly exercise their rights, shareholders—or their valid proxies—who wish to attend the General Meeting remotely (hereinafter, remote attendees) must confirm their identity—and that of their proxy, where applicable—on the Remote Attendance Portal prior to the start of the Meeting (hereinafter, the Accreditation process), as follows:

a)	through the online banking website (www.bbva.es), for remote attendees who are BBVA online banking users (who have a multichannel contract with the Bank);

b)	through the 2022 General Meeting/Remote Attendance section of the Bank’s corporate website (www.bbva.com), for remote attendees who are not BBVA online banking users.

The Accreditation process on the Remote Attendance Portal will become available on March 3, 2022 and will close at 11.00 on the day of the General Meeting. However, to ensure the correct processing of the supporting documentation verifying their identity and legitimacy, it is recommended that all shareholders—or their proxies—who wish to attend remotely complete the Accreditation process sufficiently in advance, with it being recommendable to do so no later than March 17, 2022.

In order for the General Meeting to take place in an orderly manner and for the proper management of the remote attendance, once the Accreditation process is completed in due time and form, remote attendees must access the Remote Attendance Portal between 07.00 and 11.30 on the scheduled day of the Meeting, as follows:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

a)	via the online banking website (www.bbva.es), for remote attendees who are BBVA online banking users, using their online banking password;

b)

via the 2022 General Meeting/Remote Attendance section of the Bank’s corporate website (www.bbva.com), for remote attendees who are not BBVA online banking users, using the codes generated in the Accreditation process.

Only remote attendees who have completed the Accreditation process in due time and form and have accessed the Remote Attendance Portal between the indicated times may exercise their rights remotely on the day of the General Meeting.

Remote attendees who, in exercise of the shareholder rights provided for in the Corporate Enterprises Act, wish to request any information or clarification which they deem necessary in relation to items on the agenda, publicly available information that the Company has submitted to the National Securities Market Commission since the last General Meeting, or in connection with the auditor’s report; or who wish to draft written proposals under the terms of, and in accordance with, the Corporate Enterprises Act, may do so through the Remote Attendance Portal, on the scheduled day of the Meeting from 07.00 until the start of the General Meeting.

In accordance with the provisions of the Corporate Enterprises Act, valid requests for information or clarification submitted by remote attendees will be answered by the Meeting Panel during the meeting, or in writing within seven days of the General Meeting taking place.

Remote attendees’ right to vote shall be exercised through the Remote Attendance Portal and in accordance with the provisions of the Bank’s General Meeting Regulations. Remote attendees will be able to vote on the proposed resolutions on the agenda items from the moment they access the Remote Attendance Portal until the General Meeting Panel declares the Meeting to be over. The vote on proposed resolutions which, by legal mandate, do not need to be included on the Meeting’s agenda and must be put to a vote, shall take place once these proposals are read out by the General Meeting Panel.

For any matters not explicitly covered in this call notice, remote attendance at the General Meeting will be subject to the provisions set out in the General Meeting Regulations and to the rules set out on the Company’s corporate website (www.bbva.com), on the 2022 Annual General Meeting/Remote Attendance section.

In any event, shareholders’ physical attendance will nullify any actions carried out remotely via the Remote Attendance Portal.

REMOTE VOTING AND PROXIES PRIOR TO THE MEETING

Those shareholders who do not wish to attend the General Meeting in person can submit their vote or proxy by written or remote means, prior to the General Meeting being held, as indicated below.

REMOTE VOTING AND PROXIES

Shareholders can exercise their voting and proxy delegation rights remotely via the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application BBVA España (hereinafter, the BBVA España app), which is available free of charge at the Play Store and App Store.

In order to prove their identity, and to guarantee the proper exercise of their rights, shareholders who wish to vote or delegate a proxy remotely must confirm their identity in the following way:

a)

Shareholders who use BBVA electronic banking can confirm their identity to vote or delegate a proxy remotely, by entering the passcode they use to access and carry out transactions in the online banking website (www.bbva.es) or the BBVA España app.

b)

Shareholders who do not use BBVA online banking and shareholders who are legal persons, through their valid proxy, can verify their identity to vote or delegate a proxy remotely through the use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

or, in the case of a legal person, their current and valid electronic certificate of legal person proxy.

Shareholders may exercise their voting and delegation rights remotely, prior to the General Meeting, from February 21, 2022 until 12.00 on March 16, 2022 (i.e. the day before the General Shareholders’ Meeting is held on first call), as follows:

a)	for shareholders who use BBVA electronic banking, through the online banking website (www.bbva.es) or the BBVA España app; and

b)

for shareholders who do not use BBVA electronic banking and shareholders who are legal entities, via the 2022 Annual General Meeting/Electronic Vote and Proxy section of the Company’s corporate website (www.bbva.com).

In both cases, shareholders must fill in the relevant forms and follow the instructions provided in each case in order to exercise each of these rights.

All information relating to remote voting and/or delegation of proxies will be available on the 2022 General Meeting section of the Company’s corporate website (www.bbva.com).

WRITTEN VOTING AND PROXIES

Shareholders who do not wish to attend the General Meeting in person, can also remotely cast their vote or submit a proxy delegation in writing, using the voting or delegation form included on the attendance card, which can be requested and submitted at any BBVA branch in Spain.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this call notice for the General Meeting, through the Shareholder Office or at any BBVA branch in Spain, requesting the issue of the relevant document for postal voting in their name. Once completed according to its instructions and within the deadlines established, it must be sent by registered post with acknowledgment of receipt to the Shareholder Office at calle Azul 4, 28050 Madrid, to be processed and counted.

In order to be processed, remotely cast votes must be received, at least, 24 hours prior to the scheduled date of the General Meeting on first call. Any votes that arrive after this time will not be counted.

Any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder. Such representation must be conferred using the delegation form included on the attendance card and may be sent to the Company by any of the means set out in this section.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal or remote attendance at the General Meeting will revoke any vote or proxy previously submitted.

Additionally, proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors provide any information or clarifications that they may deem necessary, or submit written queries regarding items on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Office at calle Azul 4, 28050 Madrid, Spain; or by email to the address given in the Right to Information section of the 2022 General Meeting page of the Company’s corporate website (www.bbva.com), following the instructions therein.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

As of the time of this calling, any shareholder may review at the registered office (Plaza de San Nicolás, 4, Bilbao, Spain) or on the Company’s corporate website (www.bbva.com), on the 2022 General Meeting page, the full texts of the proposed resolutions submitted for the approval of the General Meeting and the directors’ reports on the agenda items, if so desired; the annual financial statements and management reports, both individual and consolidated, which include the non-financial information statement of the Bank and its consolidated Group, and which will be submitted for the approval of the General Meeting, together with the relevant statutory auditors’ reports; the Annual Corporate Governance Report for the 2021 financial year; the curriculum vitae, category (status) and mandatory proposals and reports on the re-election and appointment of directors proposed under agenda item Three; the Board of Directors’ report on the proposals submitted under agenda items Four, Five, Seven and Eight; and the Annual Report on the Remuneration of Directors of BBVA. Furthermore, the full text of the Regulations of the Board of Directors—the new wording of which will be discussed in the General Meeting—is made available to shareholders, along with the other legal documentation relating to the General Meeting.

In addition, shareholders will have access to the reports of the directors and the independent expert/statutory auditor—who is appointed by the Commercial Registry and is distinct from the Company’s auditor—that have been issued since the previous General Meeting regarding the use of the delegation to issue convertible securities (CoCos issuance), which will also be presented to the General Meeting and which has been published and made available to shareholders at the time of their issuance.

Shareholders may request all the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the General Meeting, all documents and information relating to the Annual General Shareholders’ Meeting will be available in the 2022 General Meeting section of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDER FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the General Meeting, BBVA has set up an Online Shareholders Forum (hereinafter, the Forum) on the Company’s corporate website (www.bbva.com), for the legally established purpose, which individual shareholders and duly authorized voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

The Forum may be used to publish proposals that are intended to be submitted as supplements to the agenda listed in the calling, requests to second these proposals, initiatives to achieve the percentage of votes required to exercise the minority right established by Law and offers or calls for voluntary proxies, in accordance with the instructions published on the Bank’s corporate website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders and is intended solely to facilitate communication between BBVA shareholders for the calling of the General Meeting before it is held. As such, the Forum is not a channel to be used for attending the General Meeting remotely.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided on the 2022 General Meeting section of the Bank’s corporate website (www.bbva.com).

Shareholders who use electronic banking can sign in to the Forum using the passcode they use to access and perform transactions on the online banking website (www.bbva.es) or on the BBVA España app.

Shareholders who do not use online banking and shareholders who are legal persons, through their valid proxy, can register and obtain a passcode for the Forum by using their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal person, their current and valid electronic certificate of legal person proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SUSPENSION OF ELECTRONIC SYSTEMS

The Bank will not be liable for any damages that may be incurred by shareholders or their proxies as a result of any breakdowns, overloads, line failures, connection faults or similar events, beyond the Bank’s control, that may prevent the use of the tools created for shareholders to exercise their rights regarding the General Meeting.

The foregoing applies notwithstanding the adoption of the measures required in each situation, including the potential suspension or restriction of the mechanisms provided for attending and participating at the Meeting through the Remote Attendance Portal or for remotely voting or delegating a proxy prior to the General Meeting being held, when this is advisable or necessary for technical or security reasons, or even the temporary suspension or extension of the General Meeting if necessary to ensure that shareholders or their proxies can fully exercise their rights.

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the General Meeting that is not provided in this notice.

Likewise, for more information, shareholders can contact the Shareholder Office at calle Azul, 4, 28050, Madrid, Spain, from 09.00 to 18.00, Monday through Friday; telephone the Shareholder Helpline at (+34) 91 224 98 21 from 08.00 to 22.00, Monday through Friday; or send an email to the mailbox: accionistas@bbva.com.

In order to safeguard the interests of shareholders, directors, employees and other persons responsible for the organization of the event, as well as to respect the applicable regulations, shareholders are informed that the Company’s corporate website (www.bbva.com) will be kept up-to-date with the measures that may need to be taken when holding the General Meeting and may be of interest to shareholders or their proxies.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Commercial Registry Regulations.

PERSONAL DATA PROCESSING

In accordance with the provisions of Organic Law 3/2018, of 5 December, on Personal Data Protection and digital rights guarantee, BBVA will process the shareholder’s personal data and, where applicable, that of its proxy in accordance with the provisions of the document on processing of personal data which can be consulted at the following link: accionistaseinversores.bbva.com/PTDA. Rights to access, amend, oppose, suppress, transfer and limit processing may be exercised in accordance with the aforementioned document.

NOTE

Shareholders are informed that, due to the continued uncertainty as to how the pandemic and the health situation will evolve, in the event that, between the calling and the scheduled date for holding the Meeting, there are extenuating circumstances —beyond the Company’s control as a result of the legal provisions set down by the competent authorities— which severely restrict the possibility of holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting would be held entirely remotely, this is, without the physical attendance of the shareholders or their proxies, in accordance with the timeframes and procedures established in the Remote Attendance section of this call notice, supplemented by the additional requirements set forth in the applicable legal and statutory provisions applicable to this type of meetings, which have been published in the referred section of the Company’s corporate website (www.bbva.com).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The Company will inform shareholders, through the Company’s corporate website (www.bbva.com) and the daily press, as soon as it were reasonably possible, of the existing extenuating circumstances and the measures adopted in relation to the holding of the General Meeting.

In any case, shareholders are reminded that they can exercise their rights, prior to the General Meeting being held, by using the remote participation mechanisms provided for in this call notice, in accordance with the timeframes and instructions set out in it, and on the 2022 General Meeting page of the Company’s corporate website (www.bbva.com).

THE GENERAL MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON MARCH 18, 2022 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com).

Bilbao, February 15, 2022, the General Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending 31 December 2021.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board of Directors, Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending 31 December 2021.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Rosario Mirat Santiago, so that any of them, indistinctly and with powers of substitution, may complete (diligenciar), correct, formalise, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of results of Banco Bilbao Vizcaya Argentaria, S.A. for the 2021 financial year in the amount of EUR 1,080,361,075.16 (one billion, eighty million, three hundred and sixty-one thousand, seventy-five euros and sixteen euro cents), in the following terms:

●

The amount of EUR 533,430,926.40 (five hundred and thirty-three million, four hundred and thirty thousand, nine hundred and twenty-six euros and forty euro cents) to the payment of dividends, which has already been paid in full prior to this General Shareholders’ Meeting as an interim dividend for the 2021 financial year, in accordance with the resolution adopted by the Board of Directors at its meeting held on 29 September 2021.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In this regard, it is agreed to ratify in all necessary respects the resolution of the Board of Directors adopted on 29 September 2021, approving the distribution of the aforementioned amount as an interim dividend for the 2021 financial year.

●

The rest of the result, that is, the amount of EUR 546,930,148.76 (five hundred and forty-six million, nine hundred and thirty thousand, one hundred and forty-eight euros and seventy-six euro cents), to the Company’s voluntary reserves.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2021.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

To approve a cash distribution from the voluntary reserves of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) in the amount of TWENTY-THREE EURO CENTS (0.23 €) gross per outstanding share of the Bank with the right to participate in said distribution. The payment will be made to the shareholders on 8 April 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

On this item of the agenda, with the favourable reports of the Appointments and Corporate Governance Committee, the re-election of Mr. Carlos Torres Vila and Mr. Onur Genç, as members of the Board of Directors, for the statutory period of three years, with the status of executive directors, is submitted to the General Meeting for approval.

Likewise, following the proposal of the Appointments and Corporate Governance Committee, the appointment of Ms. Connie Hedegaard Koksbang as member of the Board of Directors, for the statutory period of three years, with the status of independent director, is submitted to the General Meeting for approval.

The proposed re-elections and appointments are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public, together with the favourable report of the Appointments and Corporate Governance Committee pertaining the re-elections of Mr. Torres Vila and Mr. Genç.

Consequently, the following proposals are submitted to the General Meeting:

3.1.

Re-elect Mr. Carlos Torres Vila, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of executive director.

3.2.

Re-elect Mr. Onur Genç, of legal age, Turkish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of executive director.

3.3.

Appoint Ms. Connie Hedegaard Koksbang, of legal age, Danish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, for the statutory three-year period, with the status of independent director.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the agenda, which will be reported to the Annual General Meeting for all due effects.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

One.- To confer authority on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broad as necessary by law, to increase the Company’s share capital, subject to provisions in the law and in the Company Bylaws that may be applicable at any time and prior obtaining of the authorizations that may be necessary to such end, within the legal term of five (5) years to be counted as from the date on which this resolution is adopted, up to the maximum amount corresponding to 50% of the Bank’s share capital at the time of this authorization.

Likewise, to confer authority on the Board of Directors, as broad as necessary by law, such that, in the manner it deems most appropriate, it may:

(i)

Resolve to increase the share capital, on one or several occasions, by the amount and at the time that the Board of Directors may decide within the limits established herein, by issuing new shares, with or without voting rights, ordinary or preferred, including redeemable shares or shares of any other type permitted by law, with or without issue premium; the countervalue of said shares comprising cash considerations. Also set the terms and conditions of the share capital increase insofar as these are not set in this resolution, including the determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, as well as, where appropriate, the inclusion of the right to redeem the shares, along with the corresponding conditions and the exercise of such right by the Company.

(ii)

Freely offer the shares not subscribed within the period established for the exercise of pre-emptive subscription rights, should these be granted; to establish that, should it be undersubscribed, the share capital increase would be rendered null and void, pursuant to Article 507 of the Corporate Enterprises Act; with the corresponding article of the Company Bylaws being redrafted.

(iii)

Where appropriate, request the listing of the shares issued under this authority for trading on official or unofficial, regulated or unregulated, organized or unorganized, domestic or foreign secondary markets, performing the necessary and appropriate actions and formalities for this purpose before the corresponding public and/or private bodies, including any action, statement or arrangement before the competent authorities of the United States of America for the admission to trading of the shares represented by ADSs (American Depositary Shares), or before any other competent authority.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

It is expressly recognized that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, listing and delisting of the securities, and the commitment that, should application be made for subsequent delisting of the shares, this will be adopted pursuant to the formal requirements under applicable regulations.

(iv)

Pursuant to the Corporate Enterprises Act, totally or partially exclude shareholders’ pre-emptive subscription rights over any specific share issue that may be made hereunder, when the corporate interest so requires, in compliance with any legal requirements established to this end.

However, notwithstanding compliance with any other legal limitations established for this purpose at any given time, the power to exclude pre-emptive subscription rights will be limited, such that the nominal amount of any share capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of this authority and those that may be resolved or carried out to cover the conversion of convertible issuances that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority delegated under the following agenda item five of this General Meeting (without prejudice to anti-dilution adjustments) may not exceed the nominal maximum overall amount of 10% of the Bank’s share capital at the time of this authorization.

Two.- Nullify, for the unused part, the authority conferred by the Annual General Shareholders’ Meeting held on 17 March 2017, under item four of the agenda.

Three.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorization contained in the first resolution above and to carry out any actions, procedures, requests or applications that may be necessary or advisable for the effectiveness of the authorization, authorizing the Board of Directors to delegate to the Executive Committee (with the power to subdelegate in turn); to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director; and to empower, in the broadest terms, any Company proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

One.- To confer authority on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broad as necessary by law, to issue securities convertible into new Bank shares (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCos) referred to in the resolutions adopted by the Company’s Annual General Shareholders’ Meeting held on 20 April 2021, under agenda item five), subject to provisions in the law and in the Company Bylaws that may be applicable at any time and prior obtaining of the authorizations that may be necessary to such end, on one or several occasions within the maximum term of five (5) years to be counted as from the date on which this resolution is adopted, up to the maximum total amount of SIX BILLION EUROS (EUR 6,000,000,000), or the equivalent in any other currency.

Likewise, to confer authority on the Board of Directors, as broad as necessary by law, such that, in the manner it deems most appropriate, it may:

(i)

Resolve, establish and determine each and every one of the terms, characteristics and conditions of each issue of securities convertible into newly issued Company shares made under this resolution, including, but not limited to, the type of securities (which must be other than the aforementioned contingently convertible securities (CoCos), issuance of which by the Board of Directors is regulated by the resolutions adopted by the Annual General Shareholders’ Meeting held on 20 April 2021, under agenda item five) and their denomination; the amount, always within the maximum overall amount indicated above; the issue date(s); the interest rate; the issue price and, in the case of warrants and similar securities, the issue price and/or issue premium, the strike price—which may be fixed or variable—and the procedure, term and other conditions applicable to the exercising of the right to subscribe for or purchase the underlying shares; the number of securities and the nominal value of each one; the form in which the securities are to be represented; the form and conditions of the distribution, the fixed or variable interest rate, and the dates and procedures for payment of the coupon; the priority of the securities and their potential subordination clauses; where appropriate, the anti-dilution clauses; the applicable law; and, where appropriate, the mechanisms for the collective organization and association and/or representation and protection of the holders of the securities issued, including the appointment of their proxies.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(ii)	Resolve, establish and determine the manner, timing and scenarios for conversion and/or redemption; and the bases and methods of conversion.

(iii)	Resolve, establish and determine the conversion ratio, which may be fixed or variable, within the limits set forth below.

If the issue is carried out with a fixed conversion ratio, the Company share price used for the purposes of conversion may not be less than the greater of: (a) the arithmetic mean of the closing prices of the Company share on the securities market or stock market determined by the Board of Directors, during the period that is established, which may not be more than three months or less than fifteen trading days prior to the date on which the specific issuance of convertible securities is approved; and (b) the closing price of the Company share on the securities market or stock market determined by the Board of Directors, on the day prior to the date on which the specific issuance of convertible securities is approved.

If the issuance is made with a variable conversion ratio, the Bank share price used for the conversion must be the arithmetic mean of the closing prices of the Company share on the securities market or stock market determined by the Board of Directors, during the established period, which may not be more than three months or less than five trading days prior to the date on which the conversion trigger event takes place. A premium or, where appropriate, a discount—up to a maximum of 30%—may be applied to the price per share. The premium or discount may be different for each conversion date on each of the issuances or tranches. Likewise, even if a variable conversion ratio is established, a minimum and/or maximum reference price may be determined for the shares for conversion, in the terms resolved by the Board of Directors.

Subject to all other limits applicable under the regulations in effect at any time, the value of the Company share for the purpose of the ratio for converting the securities into shares may not be less than the nominal value of the Company share at the time of conversion, and securities may not be converted into shares when the nominal value of the securities is less than that of the shares.

For the purposes of conversion, the value of the convertible securities will be their nominal value, and may or may not include interest accrued and unpaid at the time of conversion, and any rounding formulae considered suitable may be determined.

(iv)

Request, where appropriate, the admission to trading of the convertible securities issued by virtue of this delegation, and/or the shares issued to cover their conversion, in official or unofficial, regulated or

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

unregulated, organized or unorganized secondary markets, Spanish or foreign, and to carry out any procedures or actions deemed necessary or advisable for this purpose with regard to the corresponding public and/or private bodies.

The Company hereby expressly submits to the regulations that exist now or that could be enacted in the future with regard to trading, and particularly with regard to contracting, retention and exclusion from trading and the undertaking that, in the event that exclusion from trading of the securities or shares is subsequently requested, this will be adopted with the formalities required by the applicable regulations.

(v)

Increase the Bank’s share capital by the amount necessary to cover the conversion commitments or requests, within the limits that, where applicable, are in force and available at any time, being authorized to declare the issue undersubscribed, where applicable, establishing the specifications of the Company shares to be issued to cover the conversion of the securities, and to redraft the corresponding article of the Company Bylaws.

If the issuance is convertible and callable, it may be established that the Company reserves the right to choose, at any given time and with the limits that, where applicable, are in force and available at all times, between the conversion of shares from the Company’s new issue or an exchange for outstanding shares. It may also be decided that the delivery should include a combination of newly issued shares and outstanding shares, in full compliance with the equal treatment of all holders of securities that are converted and/or called on the same date.

(vi)

Exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issuance, when the corporate interest so requires, complying, in all cases, with the legal requirements and limitations established for this purpose at any given time.

However, notwithstanding compliance with any other legal limitations established for this purpose at any given time, the power to exclude pre-emptive subscription rights will be limited, such that the nominal value of any share capital increases resolved or effectively carried out to cover the conversion of the issuances in use of this authority (without prejudice to anti-dilution adjustments) with the exclusion of pre-emptive subscription rights and any others likewise resolved or carried out with the exclusion of pre-emptive subscription rights in use of the authority delegated under this General Meeting’s agenda item four, does not exceed the overall maximum nominal value of 10% of the Bank’s share capital at the time of this authorization.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Two.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorization contained in the first resolution above and to carry out any actions, procedures, requests or applications that may be necessary or advisable for the effectiveness of the authorization, authorizing the Board of Directors to delegate to the Executive Committee (with the power to subdelegate in turn); to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director, and to empower, in the broadest terms, any Company proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

One.- To authorize derivative acquisition by Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”), directly or via any of its subsidiaries, for a maximum term of five (5) years as of the date on which this resolution is approved, of BBVA shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, all pursuant to the applicable legislation, and to subsequently dispose of the shares acquired by any means permitted by law.

The derivative acquisition of BBVA shares will be subject to the conditions established under applicable legislation, under any external or internal regulation applicable at any time, and under any restrictions that may be applied by any competent authority. In this respect, the nominal value of the treasury stock acquired, directly or indirectly, under this authorization, when added to the treasury stock already held by the Company and its subsidiaries at any time, will at no time exceed ten per cent (10%) of the subscribed share capital of BBVA (or any other lower limit established by the legislation applicable at any time).

Moreover, the acquisition price of BBVA shares will be subject to the condition that this must not be below its nominal value or ten per cent (10%) higher than the listing price or any other price associated with the shares at the time of acquisition.

Authorization is expressly granted for the treasury shares acquired by the Company or any of its subsidiaries hereunder to be partially or totally set aside for workers or directors of the Company or its subsidiaries, either directly or as a result of exercising any option rights that they may hold.

This authorization, as from the time it has been approved, replaces and renders null and void that granted by the Annual General Shareholders’ Meeting of the Company held on 16 March 2018, in agenda item three.

Two.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorization contained in the previous resolution and to carry out any actions, procedures, requests or applications that may be necessary or advisable for the effectiveness of the authorization, authorizing the Board of Directors to subdelegate such authority to the Executive Committee, with express power to delegate this in turn; to the Chairman of the Board of Directors; to the Chief Executive Officer; or to any other director; and to empower, in the broadest terms, any Company proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of THREE HUNDRED AND TWENTY-SIX MILLION, SEVEN HUNDRED AND TWENTY-SIX THOUSAND, FOUR HUNDRED AND FORTY-TWO EUROS AND FORTY-TWO EURO CENTS (EUR 326,726,442.42), corresponding to SIX HUNDRED AND SIXTY-SIX MILLION, SEVEN HUNDRED AND EIGHTY-EIGHT THOUSAND, SIX HUNDRED AND FIFTY-EIGHT (666,788,658) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by BBVA, both those acquired by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 16 March 2018 under item three of the agenda, and those that may be acquired by virtue of the authorization, if appropriate, granted by this General Shareholders’ Meeting under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction does not involve the repayment of shareholder contributions as the Company itself holds the shares to be redeemed, and the share capital reduction will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

To confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chairman of the Board of Directors; to the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)

Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in official or unofficial, regulated or unregulated, organized or not, domestic or foreign secondary markets, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction.

(vi)

Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(vii)

Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Two.- Nullify, for the unused part, the resolution adopted by the Annual General Shareholders’ Meeting held on 20 April 2021, under item six of the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM EIGHT OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on 9 February 2022, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM NINE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

Pursuant to article 264 of the Corporate Enterprises Act and the proposal of the Audit Committee, appoint as Statutory Auditor of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for financial years 2022, 2023 and 2024, firm Ernst & Young, S.L., with registered office in Madrid, Calle Raimundo Fernández Villaverde, 65 - Torre Azca, tax identification number B78970506, registered with the Official Registry of Accounts Auditors of the Institute of Accounting and Audit under number S0530 and with the Commercial Registry of Madrid, at volume 9,364 general, folio 68, section 3rd, page 87,690-1.

The Board of Directors submits this agreement to the Annual General Shareholders’ Meeting, following the recommendation and preference stated in the Audit Committee’s proposal of appointment, based on the statutory auditor selection process carried out by said Audit Committee in accordance with the criteria established by applicable account auditing regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

Authorise the Board of Directors, with express substitution powers in favour of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorise the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Rosario Mirat Santiago so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM ELEVEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 18 MARCH 2022

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2021, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Carlos Torres Vila Chairman

Born in 1966

Spanish national

BS in Electrical Engineering and BS in Business Administration from the Massachusetts Institute of Technology (MIT).

Master’s in Management (MS) from the MIT Sloan School of Management. Graduated in Law from UNED.

Professional background:

1990 - 2002	McKinsey & Company (elected partner in 1997)

2002 - 2007	Director of Corporate Strategy and Member of the Executive Committee of Endesa

2007	Chief Financial Officer of Endesa

2008 - 2014	Member of the Management Committee of BBVA. Head of Corporate Development & Strategy

2014 – 2015	Member of the Management Committee of BBVA. Head of Digital Banking

2015 – 2018	CEO (Consejero Delegado) of BBVA

Additionally, he is currently director of BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México and of Grupo Financiero BBVA México, S.A. de C.V. and Chairman of the BBVA Foundation.

He was appointed director of BBVA on 4 May 2015 and Chairman of the Board of Directors on 20 December 2018.

BACK

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Onur Genç CEO

Born in 1974 Turkish national Bachelor in Science, Electrical Engineering from the University of Boğaziçi (Turkey) MSIA/MBA at the Carnegie Mellon University (USA) Professional background:

1997-1999	Senior Financial Controller, Information Technology Services at American Airlines

1999-2004	Consultant / manager at McKinsey & Company

2004-2009	Partner at McKinsey & Company

2009-2012	Senior partner and manager of the Turkish office at McKinsey & Company

2012-2015	Executive Vice President responsible for Retail, Private Banking and Payment Systems at Garanti Bank

2015-2017	Deputy CEO at Garanti Bank

2017-2018	Chairman and CEO of BBVA Compass and BBVA’s Country Manager in the USA

He is also currently director of BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México and of Grupo Financiero BBVA México, S.A. de C.V.

He was appointed director and CEO (Consejero Delegado) of BBVA on 20 December 2018.

BACK

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Connie Hedegaard

Born in 1960 Danish national Masters in Literature and History from the University of Copenhagen Professional background:

1984-1990	Member of the Danish Parliament

1990-1994	Journalist at Berlingske Tidende in Denmark

1994-1998	Director of DR Radio News

1998-2004	Anchor at Deadline, Danish TV DR2

2004-2009	Minister for the Environment and Minister for Climate and Energy (Denmark)

2005-2007	Minister for Nordic Cooperation (Denmark)

2005-2009	Member of the Danish Parliament

2010-2014	European Commissioner for Climate Action, European Commission

2015-2016	President of Denmark’s Public Service Board

She is currently Member of the Sustainability Council at Volkswagen; Member of the Supervisory Board at the European Climate Foundation; Chairman of the OECD’s Round Table on Sustainable Development; member of the Climate and Environment Advisory Council of the European Investment Bank (EIB); Chairman of the Board of Trustees of KR Foundation; President of CONCITO; Chairman of the European Commission’s Mission Adaptation to Climate Change, including Social Change; and Chairman of the Board of Aarhus University.

Also, she is currently independent director at Danfoss A/S and non-executive director at Cadeler A/S. She is also non-executive director at Gazelle Wind Power Limited, but she will leave such position before taking over her position of director of BBVA; and she is also member of the supervisory board at Nordex SE, but she will leave such position at its Annual Shareholders’ Meeting to be held in the coming weeks.

BACK

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 15, 2022	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors